May 21, 2007	Jeanie K. Jho
(617) 951-7997
jeanie.jho@ropesgray.com

BY EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Brion Thompson, Esq.

Re: Allianz RCM Global EcoTrends Fund (Registration Nos. 333-138388 and 811-21975)—Responses to Comments on Post-Effective Amendment No. 1

Dear Mr. Thompson:

I am writing on behalf of Allianz RCM Global EcoTrends Fund (the “Fund”) to respond to the Securities and Exchange Commission (the “Commission”) staff’s (the “Staff”) comments on Post-Effective Amendment No. 1 (the “Amendment”) to the Fund’s Registration Statement on Form N-2. The Fund filed the Amendment on March 23, 2007, pursuant to Rule 486(a) under the Securities Act of 1933, in connection with the continuous offering of Class A shares of the Fund and received your oral comments via telephone on May 8, 2007. A summary of your comments and the Fund’s responses are set forth below.

A. Prospectus

1.	Comment: Please revise the section in the Prospectus entitled “Use of Proceeds” to disclose how long it is expected to take to fully invest net proceeds in accordance with the Fund’s investment objectives and policies, per Instruction 7.2 to Form N-2.

Response: In response to the comment, the section entitled “Use of Proceeds” will be revised to read in its entirety as follows: “The Fund will invest the net proceeds of the continuous offering of Class A shares in accordance with the Fund’s investment objective and policies as stated below. Except to the extent used to satisfy periodic repurchase offers, it is presently anticipated that the Fund will be able to invest substantially all of the net proceeds in investments that meet its investment objective and policies within three months of the receipt of such proceeds. Pending such investment, it is anticipated that the proceeds will be invested in high-grade, short-term securities, or in derivative instruments designed to give the Fund exposure to the type of securities and markets in which it will ordinarily invest while the Sub-Adviser selects specific securities.”

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As requested, on behalf of the Fund, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Staff’s review of this filing, under delegated authority, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Fund will not assert the Staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Fund.

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Please do not hesitate to call me (at 617-951-7997) or George B. Raine (at 617-951-7556) if you have any questions or require additional information.

Sincerely yours,

/s/ Jeanie K. Jho
Jeanie K. Jho, Esq.

cc:	William Healey, Esq.
Brian Shlissel
Thomas J. Fuccillo
Wayne Miao, Esq.
David C. Sullivan, Esq.
George B. Raine, Esq.